13D

CUSIP No. 00752J108	Page 1 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

Advanced Analogic Technologies Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00752J108

(CUSIP number)

Mark V.B. Tremallo Vice President, General Counsel and Corporate Secretary Skyworks Solutions, Inc. 20 Sylvan Road Woburn, MA 01801 (781) 376-3000

(Name, address and telephone number of person authorized to receive notices and communications)

January 10, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)

13D

CUSIP No. 00752J108	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS SKYWORKS SOLUTIONS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1000
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1000
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 00752J108	Page 3 of 6 Pages

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D initially filed on June 6, 2011 by Skyworks Solutions, Inc. (the “Buyer”), as amended on December 9, 2011 (collectively, the “Original Filing”), with respect to common stock, $0.001 par value per share, of Advanced Analogic Technologies Incorporated (the “Company”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing. This Amendment No. 2 is being made to disclose that PowerCo Acquisition Corp., a wholly-owned subsidiary of the Buyer (“Merger Sub”) accepted for purchase approximately 41,858,606 Shares tendered during the Offer and that shortly thereafter, the Buyer effected a short-form merger in which Merger Sub merged with and into the Company with the Company surviving the Merger and continuing as a wholly owned subsidiary of the Buyer. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Buyer in the Original Filing.

ITEM 1. Security and Issuer.

Not Applicable.

ITEM 2. Identity and Background.

Not Applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended by adding the following paragraph to the end:

On January 10, 2012, Merger Sub accepted for purchase approximately 41,858,606 Shares tendered during the Offer, for an aggregate consideration of $242.8 million, without interest thereon, subject to any required withholding of taxes. Merger Sub acquired the Shares using capital provided by the Buyer.

ITEM 4. Purpose of Transactions.

Item 4 of the Original Filing is hereby amended and restated to read as follows:

As described in further detail in Item 3 (which is incorporated by reference into this Item 4), the purpose of the transactions described in this Statement was for the Buyer, through Merger Sub, to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger was to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer.

On December 9, 2011, Merger Sub commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended, and in the related Letter of Transmittal. The Offer expired at 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012. BNY Mellon Shareowner Services, the depositary for the tender offer, indicated that it estimated as of 12:00 midnight on January 9, 2012, a total of 42,861,222 Shares had been validly tendered and not withdrawn pursuant to the tender offer during the offering period (including 5,096,232 Shares delivered pursuant to the guaranteed delivery procedures). On January 12, 2012, 1,002,616 Shares tendered under guaranteed delivery instructions were not delivered. As such, Purchaser had accepted for payment a total of 41,858,606 Shares, representing approximately 92.74% of the Issuer’s outstanding Shares at the Effective Time (as defined below). Merger Sub accepted all tendered Shares for payment pursuant to the terms of the Offer (the “Acceptance”) and will promptly pay for such Shares.

The Merger Agreement provided that upon acceptance by Merger Sub of any Shares for payment pursuant to the Offer, and from time to time thereafter as Shares were accepted for payment and paid for by Merger Sub, the Buyer would be entitled to designate a majority of the board of directors of the Company (the “Board”) and all committees of the Board. The exact number of directors that the Buyer could designate was in proportion to the percentage of Shares that the Buyer then held, and was rounded up to the nearest whole number.

13D

CUSIP No. 00752J108	Page 4 of 6 Pages

Accordingly, after the Acceptance, each of Jason Carlson, Thomas Redfern, Chandramohan Subramaniam and Richard Williams resigned from the Board and on all Board committees on which such directors served, effective as of January 10, 2012. Sam Anderson and Jaff Lin remained as directors of the Company until the Effective Time.

On January 10, 2012, the Board appointed the following individuals as members of the Board of the Company: David Aldrich, Donald Palette, Liam Griffin and Mark Tremallo. Such persons were designated for appointment as directors of the Company by the Buyer pursuant to the Merger Agreement. Each such person is an officer and/or director of the Buyer. Information about the directors designated for appointment by the Buyer was previously disclosed in the Information Statement comprising Annex I to the Company’s Solicitation/Recommendation on Schedule 14D-9 originally filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 9, 2011 and is incorporated herein by reference.

On the morning of January 10, 2012, in light of the fact that the shares tendered pursuant to guaranteed delivery procedures had not yet been received by the depositary, Merger Sub exercised its top-up option under the Merger Agreement as a precautionary measure to ensure it obtained a sufficient number of newly issued Shares to have ownership of at least 90% of the outstanding Shares. Prior to the time the merger was effected, a sufficient number of guaranteed delivery shares had been received and verified by the depositary that the top-up option shares were ultimately not required to enable the merger to be effected. The Buyer then effected a short-form merger in which Merger Sub merged with and into the Company with the Company surviving the Merger and continuing as a wholly owned subsidiary of the Buyer.

At the effective time of the Merger (the “Effective Time”):

(i) Shares held by the Company as treasury stock or owned by the Buyer or Merger Sub, or their respective subsidiaries, were automatically canceled and ceased to exist;

(ii) except as provided immediately above and other than Shares owned by the Company’s stockholders who perfect their appraisal rights under the Delaware General Corporation Law, each Share outstanding immediately prior to the Effective Time was converted into the right to the Offer Price, upon the terms and subject to the conditions set forth in the Merger Agreement;

(iii) each share of common stock of the Merger Sub was converted into one share of common stock of the surviving corporation of the Merger;

(iv) the Certificate of Incorporation of the Merger Sub became the Certificate of Incorporation of the surviving corporation of the Merger, except that the name of the corporation as set forth in the Certificate of Incorporation was changed to “Advanced Analogic Technologies Incorporated”;

(v) the Bylaws of Merger Sub became the Bylaws of the surviving corporation of the Merger; and

(vi) the directors and officers of Merger Sub immediately prior to the Effective Time became the directors and officers of the surviving corporation of the Merger. As such, the directors of the surviving corporation of the Merger are David Aldrich, Donald Palette, Liam Griffin and Mark Tremallo and the officers of the surviving corporation of the Merger are David Aldrich as Chief Executive Officer and President, Donald Palette as Vice President and Chief Financial Officer, Liam Griffin as Vice President and Chief Operating Officer, Mark Tremallo as Vice President, General Counsel and Secretary and Robert Terry as Assistant Secretary.

The Shares have ceased to be traded on the Nasdaq Stock Market as of market open on January 11, 2012 and Nasdaq has filed a Form 25 with the SEC to delist the Shares. Upon the effectiveness of the Form 25, the Company expects to file a Form 15 with the SEC, suspending its reporting obligations under Sections 12 and 15 of the Securities Exchange Act of 1934, as amended.

13D

CUSIP No. 00752J108	Page 5 of 6 Pages

Except as set forth in this Statement, the Buyer and Merger Sub do not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Shares beneficially owned by Mr. Griffin were acquired for investment purposes.

ITEM 5. Interest in Securities of the Issuer.

Item 5 (a) and (b) of the Original Filing is hereby amended and restated to read as follows:

(a) and (b)

As a result of the Merger, Buyer owns and has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of 1,000 shares of the common stock of the surviving corporation of the Merger, representing 100% of the issued and outstanding shares of the surviving corporation’s common stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

ITEM 7. Materials to be Filed as Exhibits.

Item 7 of the Original Filing is hereby amended and restated to read as follows:

Exhibit 1:	Agreement and Plan of Merger, dated as of May 26, 2011, by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp. and Advanced Analogic Technologies Incorporated (incorporated by reference Exhibit 2.2 to the Buyer’s Current Report on Form 8-K (File No. 001-05560), filed with the SEC on December 5, 2011).

Exhibit 2:	Amendment No. 1 to Agreement and Plan of Merger, dated November 30, 2011 by and among Skyworks Solutions, Inc., PowerCo Acquisition Corp., and Advanced Analogic Technologies Incorporated (incorporated by reference to Exhibit 2.1 to the Buyer’s Current Report on Form 8-K (File No. 001-05560), filed with the SEC on December 5, 2011).

Exhibit 3:	Stockholder Agreement, dated as of May 26, 2011, by and among Skyworks Solutions, Inc. and certain directors and officers of Advanced Analogic Technologies Incorporated (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-51349), filed with the SEC on May 27, 2011).

Exhibit 4:	Non-Competition, Non-Solicitation and Confidentiality Agreement, dated as of May 26, 2011, by and between Skyworks Solutions, Inc. and Richard K. Williams (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 000-51349), filed with the SEC on May 27, 2011).

Exhibit 5:	Offer to Purchase, dated December 9, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Buyer’s Schedule TO-T filed with the SEC on December 9, 2011).

Exhibit 6:	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Buyer’s Schedule TO-T filed with the SEC on December 9, 2011).

13D

CUSIP No. 00752J108	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 17th day of January, 2012.

SKYWORKS SOLUTIONS, INC.

By:	/s/ Mark V.B. Tremallo
Name:	Mark V.B. Tremallo
Title:	Vice President, General Counsel and Secretary